2011 ANNUAL REPORT

Associated Banc-Corp

— CORPORATE PROFILE —

About Associated

Associated Banc-Corp is one of the top 50 U.S. bank holding companies and the parent of Associated Bank, National Association:

- $22 billion in assets
- $14 billion in loans
- $15 billion in deposits

Associated is known for its strong relationships with the customers and communities it serves:

- More than 5,000 employees
- Serving more than one million customers
- Associated has over 250 banking locations in more than 150 communities throughout Wisconsin, Illinois and Minnesota
- Associated has been named Wisconsin's #1 SBA lender for seven consecutive years, as well as #3 in Illinois and #5 in Minnesota
- Associated has been named the #1 mortgage originator in Wisconsin

Associated offers a full range of banking services and other financial products and services:

- Commercial and Business Lending
- Commercial Real Estate Lending
- Treasury Management, Capital Markets and Insurance Services
- Consumer Banking
- Residential Mortgage and Home Equity Lending
- Private Banking, Trust and Asset Management

Our Vision and Values

Associated Banc-Corp will be the most admired Midwestern financial services company, distinguished by sound, value-added financial solutions with personal service for our customers, built upon a strong commitment to our colleagues and the communities we serve, resulting in exceptional value for our shareholders.


Net income available to common
($ in millions)
$50
40
30
20
10
0
4Q 2010
1Q 2011
2Q 2011
3Q 2011
4Q 2011


Total loans
($ in billions)
$15
14
13
12
11
10
4Q 2010
1Q 2011
2Q 2011
3Q 2011
4Q 2011


Tangible book value per share
$11
10
9
8
4Q 2010
1Q 2011
2Q 2011
3Q 2011
4Q 2011

2011 Financial Highlights

In thousands (except per share data and performance ratios)

PERIOD END BALANCES		2011		2010
Total loans	$	14,031,071	$	12,616,735
Total deposits		15,090,655		15,225,393
Tier 1 common equity		1,783,515		1,657,705
OPERATING RESULTS				
Net interest income	$	612,831	$	633,779
Provision for loan losses		52,000		390,010
Noninterest income		282,469		345,523
Noninterest expense		659,873		630,320
Net income (loss) available to common shareholders		114,869		(30,387)
PER COMMON SHARE DATA				
Diluted earnings (loss) per share	$	0.66	$	(0.18)
Dividends per common share		0.04		0.04
PERFORMANCE RATIOS				
Net interest margin		3.26 %		3.20 %
Return on average assets		0.65		(0.00)
Return on average tier 1 common equity		6.71		(1.95)

— COMMUNITIES SERVED —

Associated serves more than 150 communities throughout Wisconsin, Illinois and Minnesota. Our continued commitment is reflected through the ongoing branch network investments throughout the footprint.

150 YEARS Since 1861

Celebrating 150 Years

The founding of Associated Banc-Corp dates to 1970, when three strong banks in Northeast Wisconsin – Kellogg Citizens Bank of Green Bay, Manitowoc Savings Bank and First National Bank of Neenah – formed a powerful alliance. The Neenah-based bank is the oldest branch of the company's family tree, dating back to 1861, giving Associated the opportunity to celebrate a legacy of 150 years.


Associated Bank

Oak Creek, WI
First supermarket location in the Milwaukee area, which includes our new design elements



Manitowoc, WI
Committed new resources in Manitowoc, one of our three founding communities



Neenah, WI
History wall in renovated Neenah office to celebrate our 150-year legacy


A Leading Midwest
BANKING FRANCHISE
#5 SBA Lender
#1 SBA Lender Mortgage Lender
Official Bank of the Green Bay Packers
Corporate Office Green Bay, WI
Proud sponsor of Badger Athletics
#3 SBA Lender

KEY MARKETS

>$1b deposits*
- Chicago
- Green Bay
- Madison
- Milwaukee
- Minneapolis

>$500m deposits*
- Neenah-Oshkosh
- Rockford

>$250m deposits*
- Appleton
- La Crosse
- Peoria
- St. Louis
- Wausau

* FDIC market share data 6/30/11

— 2 —

— L E T T E R T O s H A R E H O L dE R s —

To our shareholders:

In 2011, the goals we set forth for Associated Banc-Corp were attained. Earnings increased each quarter. The credit quality of our loan portfolio continued to improve. Our loans outstanding increased substantially, with balanced growth across the major categories. Associated’s credit ratings improved and our capital levels remain very strong. We successfully repaid our TARP funds in September, without raising additional common equity. We dedicated ourselves to a renewed customer-centric focus. We celebrated 150 years of serving our communities this past year, and we reflect on this long history as we work to ensure continued growth in 2012 and beyond.

Delivering on Our Commitment to Shareholders

We set out in 2011 with a few specific goals, including:

• Returning the company to sustained and growing profitability – We achieved four consecutive quarters of growing profitability and delivered full-year net income available to common shareholders of $115 million.

• Repaying TARP funds in an efficient and shareholder-friendly manner and addressing open regulatory matters – In April and September, we repaid TARP funds without raising additional common equity and the OCC

Memorandum of Understanding (MOU) was terminated.

• Growing the loan portfolio throughout 2011 – We grew loans and gained market share throughout the year; total loans grew 11% year-over-year, and commercial and business loans grew 17% year-over-year.

As we look back, we are proud of having delivered on each of these commitments during 2011.

We also set out to grow our core businesses within our markets and to expand into new markets. We are pleased by our accomplishments on these fronts. We continued to enhance the customer experience by making investments in our people, our infrastructure and our facilities. Our performance this year was supported by strong loan growth across many of our portfolios, resulting from increases in both the number and depth of customer relationships. We also benefited from a strong credit recovery in all of our portfolios. This performance was achieved in spite of revenue headwinds, including the current low interest rate environment, as well as increased regulation from the implementation of the Dodd-Frank legislation.

Delivering on Our Strategy

Our Commercial Bank continues to be successful across all of our major markets. During the year, we added over 60 commercial lenders and grew commercial and business loans strongly over the prior year. In 2011, we promoted Donna Smith to lead the Commercial Banking group.

Commercial Deposit and Treasury Management, Specialized Industries and Commercial Financial Services have now all been aligned under the leadership of John Utz. John has a broad background in specialized commercial lending and treasury management and is leading the charge on our efforts to grow commercial deposits.

Our Commercial Real Estate business, under the leadership of Breck Hanson, continues to provide us with numerous opportunities to work with seasoned and experienced developers. During the past year, we have expanded this business to new markets, including Cincinnati and Indianapolis, by bringing on board seasoned real estate lending teams with local experience. In 2012, we will further expand our Commercial Real Estate business into Michigan.

We have continued to invest in our Retail Bank under the leadership of David Stein. During 2011, we launched a multi-year project to improve customer experience in our branches, with more than 30 relocated, remodeled or new offices and new signage in most locations. Our plans for 2012 include remodeling another 50 branches, while at the same time consolidating more than 20 branches into other nearby locations. We have enhanced product offerings and elevated service levels for our Premier Banking clientele. In addition, we have made major enhancements to our mobile banking and online banking platforms for all customers. We remain the number one mortgage lender and Small Business Administration lender in Wisconsin.

We continue to be pleased with the success of our Private Banking, Trust and Asset Management efforts. During the year, we strengthened this team with key hires in Milwaukee and more recently in Minneapolis. We appreciate and thank our recently retired Vice Chairman, Mark McMullen, for his many years of leadership in this area and are pleased that the group has continued to thrive with Tim Lau as its new leader.

During the course of the year, we also added key talent to our support teams. Arthur Heise joined the company as Chief Risk Officer to facilitate our work toward navigating the increased compliance and risk management demands of the industry. Patrick Derpinghaus joined the company and assumed the position of Chief Audit Executive, following the retirement of Art Olsen.

In July, we welcomed John (Jay) B. Williams to the Board. Jay currently serves as the President and CEO of the Milwaukee Public Museum, following a 37-year career in commercial banking in Wisconsin and Chicago, and brings a wealth of banking experience to our Board.

Delivering Value for Communities

Over the course of the year, our colleagues continued to show dedication to our local communities and combined to volunteer over 13,000 hours of service to nonprofit groups throughout all of our markets. Additionally, this year we are proud to have raised over $1 million for United Way chapters through our annual workplace giving campaign.

Delivering Value for Customers

Early in 2010, we launched our Vision and Values statement that set the foundation for how we approach our business. We have recently launched our Customer Promise that builds on our Vision and Values by making a commitment to our customers of what they can expect from Associated in everyday interactions. We have included a copy of our Customer Promise on the following page of the annual report.

Delivering Value for Shareholders

We believe that by delivering for our customers and communities we can drive value for our shareholders over time. We are pleased to have delivered improving results for our shareholders over the course of this year and are proud to have recently announced an increase to our common dividend. Despite the challenging environment, we remain optimistic and are committed to building shareholder value through our long-term strategy for growth at Associated.

Thank you for your continued support of Associated Banc-Corp.

— COMMITTED TO OUR COMMUNITIES AND CUSTOMERS —

Commitment to Our Communities

The individual generosity of our colleagues is our most vibrant form of philanthropy.

Volunteer activities have taken place at **hundreds** OF NONPROFIT ORGANIZATIONS throughout our footprint.

13,742 VOLUNTEER HOURS

798 COLLEAGUE PARTICIPANTS

In 2011, colleagues donated more than 13,000 hours of time to community-based organizations. In addition, Associated and its colleagues raised more than $1 million for United Way chapters through the company's annual workplace giving campaign and volunteered more than 2,000 hours to United Way sponsored agencies through Associated's "Days of Caring."



Minneapolis, MN
Preparing over 4,000 meals for students and families to be distributed through the Meals for Minds Program



Madison, WI
Volunteering at the Second Harvest Foodbank of Southern Wisconsin; labeling boxes, boxing and stacking over 6,000 cans of vegetables



Chicago, IL
Associated colleagues honored as the top fundraising team at the stair climb event for the greater Chicago Cystic Fibrosis Foundation

Roots in Our Community

Our vision of becoming the most admired Midwestern financial services company begins with delivering exceptional service to our customers and being actively involved in our communities.

Customer Promise

Early in 2010, we launched a new Vision and Values Statement for Associated that sets the foundation for how we think about our business and our strategies. As part of our plan to focus our actions in order to align with our Vision and Values, we have recently created our Customer Promise:

As an Associated customer, your experience with us should be as pleasant as possible.

- You will be treated in a professional and friendly manner in every interaction.
- You will experience responsive service with consistently high quality.
- You will work with a knowledgeable and capable team.

We are committed to meeting your needs.

- We will guard and secure your personal and financial information at all times.
- We will communicate clearly, so you can easily make informed decisions.
- We will provide the professional advice and solutions you require.

And, should you encounter a problem, we will be fair and work hard to resolve it.

— 5 —

— LEADERSHIP —



Board of Directors

1 **William R. Hutchinson**
Chairman,
Associated Banc-Corp
President, W. R. Hutchinson & Associates, Inc.

2 **John F. Bergstrom**
Chairman & Chief Executive Officer, Bergstrom Corporation

3 **Ruth M. Crowley**
Principal, Innervisions Management

4 **Philip B. Flynn**
President & Chief Executive Officer, Associated Banc-Corp

5 **Ronald R. Harder**
Retired, former President & CEO, Jewelers Mutual Insurance Co.

6 **Robert A. Jeffe**
Former Chairman, Corporate Advisory Group, Deutsche Bank Securities Inc.

7 **Eileen A. Kamerick**
Chief Financial Officer & Managing Director, Houlihan Lokey

8 **Richard T. Lommen**
Chairman, Courtesy Corp.

9 **J. Douglas Quick**
Chairman, Lakeside Foods, Inc.

10 **John C. Seramur**
Retired, former Chairman & Chief Executive Officer, First Financial Corporation

11 **Karen T. van Lith**
CEO & Director of MakeMusic, Inc.

12 **John (Jay) B. Williams**
President & Chief Executive Officer, Milwaukee Public Museum



Executive Committee

1 **Philip B. Flynn**
President & Chief Executive Officer

2 **Oliver Buechse**
Chief Strategy Officer

3 **Christopher J. Del Moral-Niles**
Deputy Chief Financial Officer

4 **Patrick J. Derpinghaus**
Chief Audit Executive

5 **Judith M. Docter**
Chief Human Resources Officer

6 **Breck F. Hanson**
Head of Commercial Real Estate

7 **Arthur G. Heise**
Chief Risk Officer

8 **Scott S. Hickey**
Chief Credit Officer

9 **Timothy J. Lau**
Head of Wealth Management

10 **Mark D. Quinlan**
Chief Information & Operations Officer

11 **Joseph B. Selner**
Chief Financial Officer

12 **Donna N. Smith**
Head of Commercial Middle Market & Regional Banking

13 **David L. Stein**
Head of Retail Banking

14 **John A. Utz**
Head of Specialized Industries & Commercial Financial Services

— 6 —

Associated Banc-Corp Investor Relations
1200 Hansen Road
Green Bay, WI 54304
920-491-7059

Additional information is available at
Investor.AssociatedBank.com

Transfer Agent and Registrar Correspondence
Wells Fargo Bank, N.A.
Shareowner Services
161 N. Concord Exchange
St. Paul, MN 55075
800-468-9716 or 651-450-4064
www.shareowneronline.com

Shareowner Inquiries
800-468-9716 or 651-450-4064
24/7 automated system or
representative from 7 a.m. – 7 p.m. CT,
Monday through Friday

Stock Listing & Trading
Traded: NASDAQ
Stock Market Symbol: ASBC

Annual Meeting of Shareholders
11 a.m. Central Time
Tuesday, April 24, 2012
St. Norbert College
Fort Howard Theater – Bemis Center
100 Grant Street, De Pere, WI 54115

Proxy materials for the 2012 Annual Meeting of Shareholders are available via the Internet under the U.S. Securities and Exchange Commission's Notice and Access Rule. Shareholders as of the February 29, 2012, record date have been mailed a notice regarding the availability of proxy materials, which includes the Internet website address where the proxy materials can be viewed and shares voted. It also includes instructions for requesting a paper copy of the proxy materials via telephone, Internet website or email.

Annual Report on Form 10-K
Shareholders and other interested persons may obtain a copy of Associated Banc-Corp's 2011 Annual Report on Form 10-K at Investor.AssociatedBank.com or by calling or writing Associated Banc-Corp Investor Relations.

Associated

Associated Banc-Corp

1200 Hansen Road | Green Bay, WI 54304
920-491-7000

AssociatedBank.com

This report was printed on recycled paper and is recyclable.

Associated cares for our environment. Demonstration of our environmental stewardship includes eStatement and online bill payment promotions, reduced quantities of printed material, electronic newsletter enhancements, paperless paychecks and colleague rideshare programs.

RECYCLED
Paper made from recycled material
FSC® C016883

Important Note Regarding Forward-Looking Statements: Statements made in this document that are not purely historical are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. This includes any statements of management's plans, objectives or goals for future operations, products or services and forecasts of its revenues, earnings or other measures of performance. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. These statements may be identified by the use of words such as "believe," "expect," "anticipate," "plan," "estimate," "should," "will," "intend" or similar expressions. Outcomes related to such statements are subject to numerous risk factors and uncertainties including those listed in the company's 2011 Annual Report on Form 10-K.

©2012 Associated Banc-Corp (3/12) 1017

MKTCC0002